Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980

August 27, 2025

Via EDGAR

Jeffrey W. Long

Division of Investment Management,

Disclosure Review and Accounting

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Saratoga Investment Corp.

Dear Mr. Long:

On behalf of Saratoga Investment Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on August 14, 2025, in connection with the SEC’s review of the Company’s annual report on Form 10-K for fiscal year ended February 28, 2025 (the “Form 10-K”), as required by Section 408 of the Sarbanes-Oxley Act of 2002, as amended. The Staff’s comments are set forth below and are followed by the Company’s responses thereto.

1.	The Staff refers to Note 5, Investments in SLF JV in the Company’s consolidated financial statements and notes that the Company includes summarized financial information of the Saratoga Senior Loan Fund I JV LLC (“SLF JV”), the Company’s joint venture. In future filings, please also include the schedule of investments of SLF JV in the notes to the Company’s consolidated financial statements, in accordance with Article 12 of Regulation S-X, as set forth in the AICPA Expert Panel Meeting Minutes held in May 2014 and September 2021.

Response: The Company acknowledges the Staff’s comment and will include the schedule of investments of SLF JV in the notes to the Company’s consolidated financial statements in compliance with Article 12 of Regulation S-X in future filings.

2.	The Staff refers to footnotes (f) and (g) to the Company’s Consolidated Schedule of Investments appearing on page F-16 of the Form 10-K. In future filings, in accordance with Rule 12-14 of Regulation S-X, please include the fair value at the beginning of the period and the fair value at the end of the period with respect to each investment and present the total for each category.

Response: The Company acknowledges the Staff’s comment and will reflect the Staff’s comment in future filings.

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3.	On a supplemental basis, please advise if the Company has any loans that are “covenant-lite” and, if so, whether the Company believes that the risks associated with “covenant-lite” loans are adequately disclosed.

Response: The Company classifies “covenant-lite” loans as loans that contain fewer maintenance covenants than other loans, or no maintenance covenants, and typically do not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. The Company respectfully advises the Staff on a supplemental basis that the Company does not generally invest in covenant-lite loans currently. The Company may invest in covenant-lite loans in the future and accordingly the Company undertakes to disclose the material risks associated with such investments in future filings.

4.	Please confirm in correspondence that the Company’s unfunded commitments are valued in accordance ASC 820.

Response: The Company respectfully advises the Staff on a supplemental basis that the Company determines the fair value of its unfunded commitments in accordance with ASC 820.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0278 or Sara Sabour Nasseri at (202) 383-0806.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour, Esq.

Cc:	Henri Steenkamp, Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary

Sara Sabour Nasseri, Esq., Eversheds Sutherland (US) LLP